ALIGNVEST ACQUISITION CORPORATION ANNOUNCES
FILING OF NON-OFFERING FINAL PROSPECTUS AND
UPDATES TO ITS QUALIFYING ACQUISITION

Toronto, December 22, 2016 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“AQX”) is pleased to provide the following updates to its previously-announced qualifying acquisition, under which AQX has entered into a definitive arrangement agreement with Trilogy International Partners LLC (“Trilogy” or the “Company”) to effect a business combination by way of a court approved plan of arrangement (the “Arrangement”), after which the resulting issuer will be known as Trilogy International Partners Inc. (“TIP”):

  Increased Ownership of 2degrees. Certain minority shareholders of Two Degrees Mobile Limited (“2degrees”), Trilogy’s New Zealand operations, have agreed to exchange their common shares in 2degrees for common shares in TIP. Their participation in the contemplated transaction will increase Trilogy’s ownership stake in 2degrees from 62.9% to 73.2%, subject to certain pre-emptive rights.
  Nadir Mohamed named Lead Independent Director. Nadir Mohamed (former President and CEO of Rogers Communications Inc.), will act as the Lead Independent Director on the board of TIP.
  Announcement of Dividend Policy. AQX and Trilogy intend to pay a dividend, initially of C$0.02 per common share per year, beginning in the first quarter of 2017. The Trilogy Founders, the Alignvest Founders, and Alignvest Partners have agreed to receive their dividends in the form of additional Trilogy Class C Units or TIP common shares, as applicable, rather than cash. Other eligible shareholders will have a similar right to receive shares as part of a dividend reinvestment plan.
  Filing of Final Prospectus. In accordance with applicable rules, AQX has filed a non-offering final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the completion of its qualifying acquisition.

Reza Satchu, CEO of AQX, said: “We are excited to have these 2degrees minority shareholders partner with us in this transaction. Their participation gives AQX and Trilogy a larger economic interest in 2degrees, which we believe has significant positive underlying growth prospects and a strong competitive position in the New Zealand market. It provides additional validation of Trilogy’s corporate strategy of organic and acquisition-driven growth.”

Additionally, Brad Horwitz, CEO of Trilogy, said: “We are pleased to have completed these key milestones, including receiving approval from the Ontario Securities Commission to proceed, and from the Toronto Stock Exchange (“TSX”) to list. We are particularly pleased that Nadir Mohamed has agreed to act as Lead Independent Director of TIP. His strong leadership and industry experience will contribute significantly to the strategic expertise of our board.”

AQX intends to file its management information circular shortly, to which the final prospectus will be attached, in connection with the special meeting of shareholders of AQX (the “Meeting”) at which approval of the Arrangement will be sought. AQX intends to mail the information circular to its shareholders on or about December 28, 2016, and it is anticipated that the Meeting will take place on January 24, 2017. Closing of the Arrangement is expected to occur shortly thereafter, subject to satisfaction or waiver of the conditions contained in the Arrangement Agreement as well as applicable regulatory, TSX, shareholder, and court approvals.

The Arrangement remains subject to certain closing conditions.

Holders of Class A Restricted Voting Shares, whether they vote for or against or do not vote on the qualifying acquisition, will have a right to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption on or prior to January 19, 2017, with the redemption being effective, subject to applicable law, upon the closing of the Arrangement.

The final prospectus is available on www.sedar.com under AQX’s profile or on AQX’s website at www.alignvestacquisition.com.

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About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For more information, visit AQX at www.alignvestacquisition.com.

About Trilogy International Partners

Trilogy International Partners LLC, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy’s Bolivian subsidiary, NuevaTel, launched operations in 2000 and was acquired by the Company from Western Wireless in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. For more information, visit Trilogy at www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “will”, “may” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the Arrangement, the receipt of necessary approvals for the transaction, mailing of the circular, holding the Meeting and completion of the Arrangement, certain anticipated strategic, operational, and competitive advantages and benefits created by Arrangement, future dividends, and future opportunities for Trilogy.

Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the transaction may not be satisfied or waived; risks relating to the failure to obtain necessary shareholder, court, third party and regulatory approvals for the transaction; the filing and/or mailing of documentation relating to the Arrangement may not be completed on a timely basis; high levels of redemptions by AQX shareholders; the anticipated strategic, operational and competitive benefits may not be realized; the transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; TIP’s ability to pay dividends and raise additional capital; and the availability of equity and debt financing and/or refinancing on acceptable terms.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Acquisition Corporation
Andre Mousseau
Chief Operating Officer
Alignvest Acquisition Corporation
(416) 775-1916 or amousseau@alignvest.com

Trilogy International Partners LLC
Ann Saxton
Vice President, Investor Relations & Corporate Development
Trilogy International Partners LLC
(425) 458-5962 or ann.saxton@trilogy-international.com

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